

17010250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Received SEC
JUN 29 2017
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015;

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2016 and 2015; and

Notes to Financial Statements.

Supplemental Schedule: Schedule H, line 4i – Schedule of Assets (Held at End of Year).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6.27.17

By: 

John McKenna
Investment Committee Chair, and
CFO - AZ US & VP Finance NAM



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Consent of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 26, 2017, with respect to the statements of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2017

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2016 and 2015



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit Procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2017

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
ASSETS		
Total investments at fair value	3,983,091,673	3,696,293,878
Investments in fully benefit-responsive investment contracts, at contract value	249,916,365	201,821,218
Total investments	4,233,008,038	3,898,115,096
Contribution receivable	-	7,284,644
Notes receivable from participants	37,067,193	34,465,103
Total receivables	37,067,193	41,749,747
Net assets available for benefits	4,270,075,231	3,939,864,843

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2016 and 2015

	2016	2015
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 253,455,904	$ (39,944,095)
Interest and dividends	80,921,338	54,079,901
Total investment income	334,377,242	14,135,806
Contributions:		
Employer	161,988,832	72,641,971
Participants	160,314,669	122,303,010
Rollovers	24,654,786	37,087,441
Plan assets transferred	-	1,289,645,460
Total contributions	346,958,287	1,521,677,882
Deductions:		
Benefits paid to participants	350,403,105	245,843,225
Administrative expenses	722,035	29,593
Total deductions	351,125,140	245,872,818
Net increase	330,210,389	1,289,940,870
Net assets available for benefits:		
Beginning of the year	3,939,864,843	2,649,923,973
End of the year	$ 4,270,075,231	$ 3,939,864,843

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Effective as of the close of business on December 31, 2015, the AstraZeneca Retirement Plan and the MedImmune LLC 401(k) Plan were merged with and into the Plan. Regular full-time and part-time employees of the Company are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the North American Compensation and Benefits Sub-Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Participants age 50 and over are eligible to contribute additional before-tax contributions ("catch-up contributions") above the annual Internal Revenue Service ("IRS") limitations up to $6,000 in 2016.

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility

1. Description of Plan, continued:

requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan.

All employees of the Company, other than employees of MedImmune LLC and MedImmune Biologics Inc., are eligible to receive "AZ Retirement Company Contributions." A participant's employer contribution is equal to a specified percentage of a participant's eligible compensation for the Plan year. During 2016 and 2015, the specific employer contribution percentage was determined by the basis of the participant's points for the Plan year as set forth in the following chart:

Basic contributions	Participant's points
5%	Less than 40 points
6%	40 to 59 points
7%	60 to 79 points
8%	80 or more points

Participant's points are calculated as the aggregate age and service credits allocated to a participant for a plan year determined as of December 31 of the prior plan year. A participant shall receive one point for each year of attained age and one point for each completed year of points service. A participant shall also receive one point for full months of attained age and completed service that aggregate 12.

The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment income or losses allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service. A participant who is credited with at least one hour of service on or after January 1, 2007 becomes fully vested in his or her AZ Retirement Company Contributions after the completion of three years of service.

1. Description of Plan, continued:

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, excluding any amounts in the AZ Retirement Company Contributions and reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years, except for loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2016, the interest rates on the participant loans range from 3.3% to 10%. The AZ Retirement Company Contributions are not available for loans.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions and/or AZ Retirement Company Contributions, then those contributions will be forfeited and used to reduce future Employer Company Contributions to the Plan for the remaining participants. At December 31, 2016 and 2015, forfeited nonvested accounts totaled $416,000 and $162,000 respectively. Forfeitures used to reduce Employer Company Contributions were $7,800,000 and $45,000 for the years ended December 31, 2016 and 2015.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The financial statements of the plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock and registered investment companies are valued at the period-end quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

2. Significant Accounting Policies, continued:

Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan's gain and losses on investments bought and sold as well as held during the year. Interest income is accrued as earned.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as benefits paid based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the requirement to make certain disclosures and to categorize them within the fair value hierarchy. These disclosure changes are required for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Adoption is not expected to have a material impact on the Plan financial statements.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This update removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. This update is effective for fiscal years beginning after December 15, 2018, with early application permitted. The Plan's management is evaluating the impact of the update on the Plan's notes to the financial statements.

Subsequent Events:

The Plan has evaluated subsequent events through June 26, 2017, the date the financial statements were available to be issued.

3. Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts ("GICs") issued by insurance companies that is required to be reported at contract value. Fiduciary Capital Management serves as the investment manager for the portfolio, with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the GICs and debited for participant withdrawals.

3. Fully Benefit-Responsive Investment Contracts, continued:

Participants may direct the withdrawal or transfer of all or a portion of their investment. The investment has no unfunded commitments and there are no redemption restrictions other than participants cannot transfer their balance to a competing investment option without the amount of such transfer first being directed to one of the Plan's other investment options and held thereunder for at least 90 days.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The plan invests in and retains ownership of a pool of fixed income securities (e.g.,government securities, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.). These securities are "wrapped" by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the synthetic investment contract will be paid at contract value. There is no immediate recognition of gains and losses on the pool of securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the synthetic wrap.

The following table lists the investment contract values as of December 31, 2016 and 2015:

	Contract Value	
Type of Contract	2016	2015
Traditional	$ 194,176,238	$ 147,409,885
Synthetic	55,740,127	54,441,333
Total	$249,916,365	$201,851,218

Fully benefit Responsive Investments contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as the result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

Fully benefit-responsive investment contract requirements:

a. The investment contract is effected directly between the Plan and the issuer and prohibit the plan from assigning or selling the contract or its proceeds to another party without the consent of the issuer.
b. Either (1) the repayment of principal and interest credited to participants in the Plan is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the Plan on a designated pool of investments held by the Plan or the contract issuer whereby a financially responsible third party, through a wrapper, provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. If an event has occurred such that realization of full contract value for a particular investment contract is no longer probable (for example, a significant decline in creditworthiness of the contract issuer or wrapper provider), the investment contract shall no longer be considered fully benefit-responsive.
c. The terms of the investment contract require all permitted participant-initiated transactions with the plan to occur at contract value with no conditions, limits, or restrictions. Permitted participant initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits, loans, or transfers to other funds within the plan.
d. An event that limits the ability of the Plan to transact at contract value with the issuer (for example, premature termination of the contracts by the plan, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Plan to transact at contract

3. Fully Benefit-Responsive Investment Contracts, continued:

value with the participants in the Plan must be probable of not occurring (the term *probable* is used in this paragraph consistent with its use in FASB ASC 450-20-25). At this time, management believes the occurrence of any of these events is not probable.
e. The Plan itself must allow participants reasonable access to their funds.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2% for the years ended December 31, 2016 and 2015.

4. Fair Value Measurements:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Funds are invested in the common stock of AstraZeneca PLC (AZ Common Stock). The fair value is a quoted price in an active market.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The NAV is based upon the assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Commingled funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is the fund's readily determinable fair value. The NAV, provided by external investment managers, are based on quoted prices for the fund's underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. The investment has no unfunded commitments and there are no redemption restrictions.

Collective trusts: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is the readily determinable fair value. The NAV provided by external investment managers are based on quoted prices for the funds' underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. The entity considers adjustment of net asset

4. Fair Value Measurements, continued:

value as reported by the external investment managers in circumstances in which the reported net assets value is not as of the entity's measurement date or in which the investment does not measure net asset value or fair value on a recurring basis.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

Pooled separate fund: The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table lists the fair values of investments as of December 31, 2016 and 2015:

	Fair Value Measurements as of December 31, 2016:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$108,656,558	-	-	$108,656,558
Mutual funds	$1,250,877,267	-	-	1,250,877,267
Collective trusts	-	82,229,476	-	82,229,476
Commingled funds	-	2,356,009,245	-	2,356,009,245
Money market funds	141,375,464	-	-	141,375,464
Pooled separate fund	-	43,943,663	-	43,943,663
Total investments measured at fair value	$1,500,909,289	$2,482,182,384	$ -	$3,983,091,673

	Fair Value Measurements as of December 31, 2015:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$149,829,906	-	-	$149,829,906
Mutual funds	$2,028,911,149	-	-	2,028,911,149
Collective trust	-	47,824,917	-	47,824,917
Commingled funds	-	1,245,759,423	-	1,245,759,423
Money market funds	188,694,902	-	-	188,694,902
Pooled separate fund	-	35,273,581	-	35,273,581
Total investments measured at fair value	$2,367,435,957	$1,328,857,921	$ -	$3,696,293,878

For the years ended December 31, 2016 and 2015, there were no tranfers in or out of levels 1, 2 or 3.

5. Internal Revenue Service Status:

On May 7, 2012, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2012, qualified under the applicable provisions of the *Internal Revenue Code*. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the *Internal Revenue Code.*

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. Plan Termination:

Although it has not expressed any intent to do so, the North America Compensation and Benefits Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of AZ Common Stock, which qualify as party-in-interest transactions. As of December 31, 2016 and December 31, 2015, the fair value of investments in AZ Common Stock was $108,656,558 and $149,829,906, respectively. During the year ended December 31, 2016, the Plan had sales of $18,339,274 of AZ common stock. The total dividend income received during 2016 was $6,005,334. The total realized and unrealized losses during 2016 were $7,725,708 and $20,292,045, respectively. During the year ended December 31, 2015, the Plan made purchases of $67,890,201 and sales of $72,498,317 of AZ common stock. The total dividend income received during 2015 was $6,183,955. The total realized and unrealized gains/(losses) during 2015 were ($7,382,511) and $2,489,070, respectively.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan No. 002 EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock:	
AstraZeneca PLC ADRs*	$ 108,656,558
Investment contracts with insurance companies:	
Jackson National Life	25,805,269
Metropolitan Life Inc. Co.	25,603,606
Mutual of America	8,855,097
New York Life Insurance Co.	37,612,353
Ohio National Life Insurance	16,081,050
Principal Life Insurance	16,106,923
Protective Life Insurance	16,001,360
Prudential Insurance Co. of America	87,711,714
United of Omaha	16,138,993
	249,916,365
Investments in mutual funds:	
DFA US Small Cap*	286,732,294
Fidelity Diversified International K*	58,568,410
BLKRK Tot Return K	24,159,320
Fid International Index IPR*	134,532,171
Fid Ext Market IDX IPR*	267,985,433
OPP Developing Mkt I	10,811,630
Vanguard Primecap Core Fund	468,088,009
	1,250,877,267
Investment in collective trusts:	
Fiduciary Capital Preserv CIT	13,170,922
Champlain MDCAP CIT	69,058,554
	82,229,476
Investments in commingled funds:	
Vanguard Institutional Index Fund	736,746,500
Vanguard Total Bond Market Index Fund	175,128,303
Vanguard Target 2010	12,704,284
Vanguard Target 2015	55,791,782
Vanguard Target 2020	149,895,456
Vanguard Target 2025	236,468,932
Vanguard Target 2030	275,461,593
Vanguard Target 2035	293,343,613
Vanguard Target 2040	211,582,368
Vanguard Target 2045	121,793,634
Vanguard Target 2050	53,931,423
Vanguard Target 2055	9,696,733
Vanguard Target 2060	3,466,056
Vanguard Target Income	19,998,571
	2,356,009,245
Investment in pooled separate fund:	
New York Life Insurance Co.	43,943,663
Investments in money market funds:	
Vanguard Prime Money Market Fund	127,169,973
FMTC Institute Money Market Fund*	13,209,325
Other Interest-Bearing Cash	996,166
	141,375,464
Notes receivable from participants (rates of interest ranging from 3.3% to 10%)	37,067,193
Total	$ 4,270,075,231

* Party-in-interest

See accompanying independent auditors' report.